Exhibit 99.1

Yiren Digital Reports Second Quarter 2026 Unaudited Financial Results

BEIJING, September 30, 2026 /PRNewswire/ -- Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Highlights

- Later-stage delinquency rates continued to improve with 31–60 day and 61–90 day delinquency rates declining to 2.0% and 2.4% as of June 30, 2026, respectively, from 2.7% and 3.2% as of March 31, 2026.

- Repeat borrowers accounted for 82% of total loans facilitated, compared with 78% in the first quarter of 2026 and 77% in the same period of 2025, reflecting the Company’s continued focus on serving established borrowers.

- Insurance client growth remained strong, with the number of clients increasing 281% year over year and new policies increasing 177% year over year.

- Insurance brokerage revenue increased 16% year over year.

- AI deployment continued to generate measurable efficiency gains across key operating functions, including lower human handling rates in asset recovery and higher autonomous resolution rates in customer operations.

- On July 2, 2026, the Company’s board of directors authorized a new share repurchase program of up to US$20.0 million over the following 12 months.

Second Quarter 2026 Operational Results

Credit Solution Business

●	Total loans facilitated in the second quarter of 2026 were RMB6.3 billion (US$0.9 billion), representing a decrease of 29% compared to RMB8.9 billion in the first quarter of 2026, and a decrease of 69% compared to RMB20.3 billion in the same period of 2025.

●	Average loan size was RMB11,610 during the second quarter of 2026, a decrease of 3% from RMB11,991 in the first quarter of 2026, and an increase of 57% from RMB7,398 in the same period of 2025.

●	Number of borrowers served in the second quarter of 2026 was 424,489, representing a decrease of 20% compared to 531,500 in the first quarter of 2026, and a decrease of 74% compared to 1,637,912 in the same period of 2025.

●	Repeat borrowers’ loan amount[1] accounted for 82% of total loans facilitated in the second quarter of 2026, compared to 78% in the first quarter of 2026 and 77% in the same period of 2025.

●	Cumulative number of borrowers served reached 14,667,379 as of June 30, 2026, representing an increase of 1% from 14,518,023 as of March 31, 2026, and an increase of 8% from 13,536,838 as of June 30, 2025.

●	Outstanding balance of performing loans facilitated was RMB15.1 billion (US$2.2 billion) as of June 30, 2026, representing a decrease of 30% from RMB21.6 billion as of March 31, 2026, and a decrease of 52% from RMB31.2 billion as of June 30, 2025.

[1]	“Repeat borrowers’ loan amount” refers to the proportion of total loan facilitation and origination volume through the Yixianghua platform in a given period that is generated by borrowers who have previously completed at least one successful drawdown during that period.

Insurance Brokerage Business

●	Number of insurance clients during the second quarter of 2026 was 452,962, representing an increase of 14% from 397,854 in the first quarter of 2026, and a 281% year-over-year increase from 118,747 in the same period of 2025.

●	Cumulative number of insurance clients was 2,712,793 as of June 30, 2026, representing an increase of 15% from 2,357,951 as of March 31, 2026, and a 61% year-over-year increase from 1,681,888 as of June 30, 2025.

●	Number of new insurance policies in the second quarter of 2026 was 918,150, representing a decrease of 8% from 999,575 in the first quarter of 2026, and a 177% year-over-year increase from 331,281 in the same period of 2025.

●	Gross written premiums were RMB838.9 million (US$123.6 million), representing an increase of 2% from RMB823.0 million in the first quarter of 2026 and a decrease of 1% from RMB850.1 million in the same period of 2025. First-year premiums were RMB532.9 million (US$78.5 million) in the second quarter of 2026, compared with RMB536.3 million in the first quarter of 2026 and RMB440.4 million in the same period of 2025. Renewal premiums were RMB305.9 million (US$45.1 million) in the second quarter of 2026, compared with RMB286.7 million in the first quarter of 2026 and RMB409.7 million in the same period of 2025.

Recent Developments

All-in-AI Strategic Updates

●	Enterprise AI Deployment and Operating Efficiency: The Company continued to advance its enterprise AI operating model, supported by its proprietary Zhiyu and Yizhi large language models, MagiCube 2.0 multi-agent platform, XuanJi workflow execution and ZhiNao orchestration capabilities. AI deployment is increasingly translating into measurable efficiency gains and higher levels of automation across core operating functions. As disclosed in the Company’s 2025 ESG Report, which was published in July 2026, the autonomous resolution rate of text-based agents in customer operations increased from approximately 60% to nearly 80%, while automated quality inspection covered more than two million service records daily.

●	AI-Enabled Risk Management: The Company continued to expand the application of AI across risk management and borrower fraud detection. As disclosed in the Company’s 2025 ESG Report, its Hawkeye fraud detection system and DiTing multimodal verification engine helped avoid approximately RMB165 million (US$23 million) in potential fraud-related losses during 2025, demonstrating the potential for AI capabilities to enhance risk identification and operational efficiency.

●	AI Application-Layer Expansion: In July 2026, the Company entered into a warrant agreement with a private AI-native company focused on immersive AI entertainment and emotional wellness, marking the fourth AI company with which Yiren Digital has entered into a warrant agreement. The transaction reflects the Company’s disciplined approach to selectively expanding its AI application-layer portfolio and developing new growth opportunities beyond its core financial services businesses.

Share Repurchase Program

●	On July 2, 2026, the Company’s board of directors authorized a new share repurchase program, under which the Company may repurchase up to 10% of its total issued and outstanding ordinary shares and/or American depositary shares (“ADSs”) for an aggregate amount of up to US$20.0 million over the following 12 months. The timing and amount of any repurchases will be subject to market conditions and other applicable factors.

2025 ESG Report

●	In July 2026, the Company published its 2025 Environmental, Social and Governance Report, its third annual ESG report, prepared with reference to the GRI Standards and benchmarked against the United Nations Sustainable Development Goals. During 2025, the Company facilitated RMB19.5 billion of unsecured credit to more than 596,500 small business owners, established a three-tier ESG governance structure led by the Board’s ESG Committee, and reduced total greenhouse gas emissions by 6% year over year.

“During the second quarter of 2026, we maintained a disciplined approach to our credit solution business, prioritizing portfolio quality and risk-adjusted returns while moderating near-term loan facilitation volume. Under this approach, we saw an improvement in later-stage delinquency rates and a higher contribution from repeat borrowers. We continue to refine our service model to leverage our AI innovation to deliver our services that are less capital intensive and more technology focused,” said Mr. Ning Tang, Chairman and Chief Executive Officer of Yiren Digital. “At the same time, our insurance client base continued to expand, and our All-in-AI strategy generated measurable efficiency gains across asset recovery, customer operations and risk management. Looking ahead, we remain focused on strengthening our core operations, advancing our AI-native capabilities and building a more diversified growth platform.”

“Our operating performance improved in the second quarter. However, our results were also affected by the impairment and adjustments related to legacy receivables and contract assets,” said Mr. William Hui, Chief Financial Officer of Yiren Digital. “Net loss nevertheless narrowed by 9% sequentially compared with the first quarter of 2026, primarily reflecting an improved credit environment, greater efficiency in credit analysis and reduced reliance on the risk-taking model.”

Second Quarter 2026 Financial Results

Total net revenue in the second quarter of 2026 was RMB890.0 million (US$131.2 million), representing a decrease of 3% from RMB915.1 million in the first quarter of 2026 and a decrease of 46% from RMB1,652.1 million in the same period of 2025.

Within this, revenue from the credit solution business was RMB777.6 million (US$114.6 million), representing a decrease of 2% from RMB795.7 million in the first quarter of 2026 and a decrease of 48% from RMB1,489.6 million in the same period of 2025.

Revenue from the credit solution business accounted for 87% of total net revenue in the second quarter of 2026. The year-over-year decrease primarily reflected lower loan facilitation volume amid the industry’s implementation of revised regulatory requirements for online loan facilitation. The revised framework introduced lower borrower all-in financing cost limits and more stringent funding-partner requirements relating to pricing and risk-adjusted returns. Against this backdrop, the Company moderated loan facilitation activity and increasingly concentrated originations among established repeat borrowers.

Revenue from the insurance brokerage business was RMB67.3 million (US$9.9 million), representing a decrease of 23% from RMB87.2 million in the first quarter of 2026 and an increase of 16% from RMB58.1 million in the same period of 2025. The year-over-year increase was primarily driven by the continued expansion of the Company’s internet distribution business, which maintained strong momentum, together with steady growth in its traditional insurance operations. The sequential decrease mainly reflected lower estimated renewal rates for certain internet insurance products and the resulting adjustment to revenue from the existing portfolio.

Revenue from other businesses was RMB45.0 million (US$6.6 million), representing an increase of 40% from RMB32.2 million in the first quarter of 2026 and a decrease of 57% from RMB104.4 million in the same period of 2025. The year-over-year decrease mainly reflected the continued scaling down of the e-commerce business.

Sales and marketing expenses in the second quarter of 2026 were RMB126.9 million (US$18.7 million), representing an increase of 12% from RMB113.6 million in the first quarter of 2026 and a decrease of 63% from RMB345.2 million in the same period of 2025. The year-over-year decrease was primarily attributable to lower customer acquisition spending for the credit solution business as loan facilitation volume declined and the repeat-borrower mix increased. The sequential increase mainly reflected higher internet-based promotion service fees for customer acquisition in the internet insurance business.

Origination, servicing and other operating costs in the second quarter of 2026 were RMB189.6 million (US$27.9 million), representing a decrease of 4% from RMB197.6 million in the first quarter of 2026 and an increase of 18% from RMB160.9 million in the same period of 2025. The sequential decrease primarily reflected lower credit solution operating costs as loan facilitation volume and the outstanding loan balance declined. The year-over-year increase was mainly attributable to higher collection costs resulting from strengthened collection efforts, as well as higher operating costs associated with increased new business volume in the traditional insurance business.

Research and development expenses in the second quarter of 2026 were RMB113.1 million (US$16.7 million), representing an increase of 4% from RMB108.9 million in the first quarter of 2026 and an increase of 5% from RMB107.7 million in the same period of 2025. The modest increases reflected continued investment in AI-related research and development, including personnel and engineering capabilities.

General and administrative expenses in the second quarter of 2026 were RMB75.8 million (US$11.2 million), representing an increase of 8% from RMB70.5 million in the first quarter of 2026 and a decrease of 4% from RMB78.9 million in the same period of 2025.

Allowance for contract assets, receivables and others in the second quarter of 2026 was RMB502.8 million (US$74.1 million), compared with RMB176.4 million in the first quarter of 2026 and RMB214.7 million in the same period of 2025. The increase primarily reflected a provision for credit loss recognized on certain related-party loan receivables following a reassessment of their recoverability, as well as higher expected credit loss allowances on longer aging accounts receivable. These increases were partially offset by lower credit losses on financing and guarantee receivables.

Provision for contingent liabilities in the second quarter of 2026 was RMB233.3 million (US$34.4 million), representing a decrease of 63% from RMB632.2 million in the first quarter of 2026 and a decrease of 40% from RMB385.7 million in the same period of 2025. The decrease primarily reflected lower loan facilitation volume under the risk-taking model, which reduced expected future guarantee payouts, as well as a net reversal of provisions associated with the existing loan portfolio following updated credit assessments. The quarter-to-quarter decrease was further supported by lower expected net charge-off rates for newly originated loans.

Fair value adjustments loss in the second quarter of 2026 was RMB97.8 million (US$14.4 million), compared with a loss of RMB89.0 million in the first quarter of 2026 and a gain of RMB28.0 million in the same period of 2025. The fair value loss was primarily attributable to declines in the market value of the Company’s digital assets and related investments, partially offset by fair value gains on trust investments.

Income tax expense in the second quarter of 2026 was RMB25.1 million (US$3.7 million).

Net loss for the second quarter of 2026, due to the foregoing, was RMB449.6 million (US$66.3 million), compared with a net loss of RMB494.7 million in the first quarter of 2026 and net income of RMB357.5 million in the same period of 2025.

Adjusted EBITDA2 (non-GAAP) in the second quarter of 2026 was a loss of RMB340.7 million (US$50.2 million), compared with a loss of RMB336.8 million in the first quarter of 2026 and a gain of RMB351.4 million in the same period of 2025.

Basic and diluted loss per ADS in the second quarter of 2026 were both RMB5.1068 (US$0.7526), compared with basic and diluted loss per ADS of RMB5.6420 in the first quarter of 2026; and basic and diluted income per ADS of RMB4.1356 and RMB4.1072, respectively, in the same period of 2025.

Net cash used in operating activities in the second quarter of 2026 was RMB1,029.1 million (US$151.7 million), compared with RMB655.6 million used in the first quarter of 2026 and RMB411.2 million generated in the same period of 2025. The higher net operating cash outflow primarily reflected lower service fee collections amid reduced business volume, increased prepayments for collection, system support and marketing services, and continued indemnity payments under risk-taking model.

Net cash provided by investing activities in the second quarter of 2026 was RMB454.0 million (US$66.9 million), compared with RMB24.8 million used in the first quarter of 2026 and RMB752.2 million used in the same period of 2025. The change was primarily attributable to repayments from trust lending arrangements and proceeds from redemptions of funds and wealth management products, partially offset by new trust lending and other investment outflows.

Net cash used in financing activities in the second quarter of 2026 was RMB469.9 million (US$69.3 million), compared with RMB345.6 million used in the first quarter of 2026 and RMB447.6 million provided in the same period of 2025. The net financing cash outflow primarily reflected distributions of principal upon the liquidation of certain trust plans.

[2]	“Adjusted EBITDA” is a non-GAAP financial measure. For more information, please see the final section and table captioned “Reconciliation of Adjusted EBITDA” at the end of this press release.

As of June 30, 2026, cash and cash equivalents were RMB1,696.7 million (US$250.1 million), compared with RMB2,453.1 million as of March 31, 2026. As of June 30, 2026, financial investments were RMB252.0 million (US$37.1 million), compared with RMB507.5 million as of March 31, 2026. The decrease in cash and cash equivalents primarily reflected net cash used in operating and financing activities, partially offset by net cash provided by investing activities. The decline in financial investments mainly reflected redemptions of funds and wealth management products and negative fair value movements.

As of June 30, 2026, delinquency rates3 for loans that were past due for 1-30 days, 31-60 days and 61-90 days were 2.5%, 2.0% and 2.4%, respectively, compared with 2.5%, 2.7% and 3.2%, respectively, as of March 31, 2026.

Dividend Policy

The Board is evaluating a range of capital-allocation initiatives, including cash dividend payments and/or the recently announced share repurchase program, with a view to enhancing long-term shareholder value while maintaining a disciplined balance sheet and adequate financial flexibility.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA as a supplemental measure to review and assess operating performance. We believe such non-GAAP measure provides useful information about our core operating results, enhances the overall understanding of our past performance and prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision making. The presentation of non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The non-GAAP financial measure has limitations as analytical tools. Other companies, including peer companies in the industry, may calculate the non-GAAP measure differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See “Operating Highlights and Reconciliation of GAAP to Non-GAAP measures” at the end of this press release. The Company’s non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income and investment income, net, fair value adjustments related to digital assets and financial investments, and income tax benefit / (expense).

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.7851 to US$1.00, the effective noon buying rate on June 30, 2026, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on September 30, 2026 (or 8:00 p.m. Beijing/Hong Kong Time on September 30, 2026).

Participants who wish to join the call should register online in advance of the conference at: https://dpregister.com/sreg/10211298/104ad33bf36

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at: https://ir.yiren.com

[3]	“Delinquency rates” refers to the outstanding principal balance of loans that were 1-30 days, 31-60 days and 61-90 days past due as a percentage of the total performing outstanding principal balance of loans as of a specific date. Loans originating outside mainland China are not included in the calculation. A performing loan is one that is being repaid according to the agreed terms and has not become delinquent for more than 90 days.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” and similar expressions. Forward-looking statements are based on management’s current expectations, assumptions, and assessments of current market and operating conditions. These statements involve inherent risks, uncertainties, and other factors, many of which are outside the control of the Company, and which could cause actual results to differ materially from those expressed or implied in such statements. Actual results may differ materially from those expressed or implied in forward-looking statements due to a variety of factors and other risks described in the Company’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release. The Company undertakes no, and expressly disclaims any, obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is a leading company specializing in financial technology and artificial intelligence innovation across multiple industries in China and global markets. The Company leverages advanced artificial intelligence and emerging technologies to enhance customer experience, optimize capital efficiency, and expand financial inclusion. Following the regulatory filing of its in-house developed Large Language Model Zhiyu and the significant enhancement of its MagiCube Agent platform, Yiren Digital is establishing a new growth engine to accelerate its evolution into an AI-native, multi-industry operating platform extending beyond traditional financial services. For more information, please visit https://ir.yiren.com.

SOURCE Yiren Digital

For further information:

Investor Relations, Email: ir@yiren.com

Piacente Financial Communications, Email: yrd@thepiacentegroup.com

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	As of
	December 31, 2025	March 31, 2026	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	USD

Cash and cash equivalents	3,348,126	2,453,140	1,696,719	250,065
Restricted cash	522,708	383,363	85,183	12,554
Accounts receivable	826,141	911,368	900,116	132,661
Guarantee receivable	832,905	868,827	769,228	113,370
Contract assets, net	619,291	305,106	137,000	20,191
Contract cost	4,287	2,149	1,429	211
Prepaid expenses and other assets	1,776,019	1,756,162	2,217,743	326,855
Loans at fair value	342,895	156,134	47,406	6,987
Financing receivables	909,182	938,958	773,807	114,045
Amounts due from related parties	2,974,080	3,429,417	2,005,406	295,560
Financial investments	483,700	507,528	251,962	37,135
Equity investments	11,528	23,455	23,005	3,390
Property, equipment and software, net	50,403	84,630	81,787	12,054
Digital Assets	391,267	287,228	225,413	33,222
Deferred tax assets	325,094	361,981	334,818	49,346
Right-of-use assets	37,329	33,891	29,989	4,420
Total assets	13,454,955	12,503,337	9,581,011	1,412,066
Accounts payable	79,630	93,759	61,289	9,033
Amounts due to related parties	44,179	14,982	36,491	5,378
Guarantee liabilities-stand ready	989,701	1,025,763	917,803	135,267
Guarantee liabilities-contingent	1,300,097	1,172,209	815,618	120,207
Deferred revenue	227	150	107	16
Payable to investors of consolidated ABFE	1,294,792	941,068	470,067	69,279
Accrued expenses and other liabilities	404,680	406,222	351,173	51,757
Deferred tax liabilities	29,854	34,197	32,595	4,804
Lease liabilities	39,758	35,289	33,252	4,901
Total liabilities	4,182,918	3,723,639	2,718,395	400,642
Ordinary shares	133	134	133	20
Additional paid-in capital	5,239,550	5,242,914	5,251,402	773,961
Treasury stock	(170,686)	(170,686)	(170,686)	(25,156)
Accumulated other comprehensive income	(2,517)	(17,369)	(36,659)	(5,403)
Retained earnings	4,205,557	3,710,721	3,257,264	480,061
Prepayment of acquisition costs to a related party under common control *	-	-	(1,450,000)	(213,704)
Total Yiren Digital Ltd shareholders’ equity	9,272,037	8,765,714	6,851,454	1,009,779
Non-controlling interests	-	13,984	11,162	1,645
Total equity	9,272,037	8,779,698	6,862,616	1,011,424
Total liabilities and equity	13,454,955	12,503,337	9,581,011	1,412,066

*	This balance represents the prepaid acquisition consideration made to a related party under common control for the Company’s proposed acquisition and was reclassified from amounts due from related parties to equity account because there is uncertainty on the completion of the acquisition as well as the net assets of the acquisition target upon completion. The Company targets to close the acquisition during 2026, subject to regulatory approval.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	874,584	(3,909)	31,120	4,587	1,616,978	27,211	4,010
Post-origination services	10,463	(41)	814	120	12,207	773	114
Guarantee services	316,942	519,155	493,806	72,778	635,339	1,012,961	149,292
Financing services	65,821	66,145	68,136	10,042	107,708	134,281	19,790
Insurance brokerage services	58,137	87,160	67,296	9,918	129,597	154,456	22,764
Electronic commerce services	93,962	921	1,908	281	278,036	2,829	417
Network and marketing services *	138,268	145,697	122,633	18,074	262,626	268,330	39,547
Technology services *	90,532	98,129	95,896	14,133	159,122	194,025	28,596
Others *	3,391	1,883	8,370	1,234	5,013	10,253	1,511
Total net revenue	1,652,100	915,140	889,979	131,167	3,206,626	1,805,119	266,041
Operating costs and expenses:
Sales and marketing	345,166	113,569	126,863	18,697	622,118	240,432	35,435
Origination,servicing and other operating costs	160,859	197,552	189,608	27,945	385,597	387,160	57,060
Research and development	107,693	108,933	113,109	16,670	193,647	222,042	32,725
General and administrative	78,862	70,504	75,816	11,174	174,699	146,320	21,565
Allowance for contract assets, receivables and others	214,698	176,424	502,821	74,107	367,503	679,245	100,109
Provision for contingent liabilities	385,674	632,219	233,289	34,382	796,437	865,508	127,560
Total operating costs and expenses	1,292,952	1,299,201	1,241,506	182,975	2,540,001	2,540,707	374,454
Other income/(loss):
Investment income	2,245	1,318	12,417	1,830	4,217	13,735	2,024
Interest income	22,353	12,498	12,310	1,814	44,587	24,808	3,657
Fair value adjustments gain/(loss)	28,018	(89,036)	(97,815)	(14,416)	(30,358)	(186,851)	(27,538)
Others, net	14,084	1,591	429	63	14,758	2,020	298
Total other income/(loss)	66,700	(73,629)	(72,659)	(10,709)	33,204	(146,288)	(21,559)
Income/(loss) before provision for income taxes	425,848	(457,690)	(424,186)	(62,517)	699,829	(881,876)	(129,972)
Share of results of equity investees	(4,431)	-	(371)	(55)	(4,560)	(371)	(55)
Income tax expense/(benefit)	63,877	37,024	25,058	3,693	90,223	62,082	9,150
Net income/(loss)	357,540	(494,714)	(449,615)	(66,265)	605,046	(944,329)	(139,177)
Net loss/(income) attributable to non-controlling interests	-	1,173	2,823	416	-	3,996	589
Net income/(loss) attributable to ordinary shareholders of the Company	357,540	(493,541)	(446,792)	(65,849)	605,046	(940,333)	(138,588)

Weighted-average number of ordinary shares used in computing basic net income/(loss) per share	172,907,793	174,951,573	174,976,922	174,976,922	172,854,331	174,964,318	174,964,318
Basic net income/(loss) per share attributable to ordinary shareholders of the Company	2.0678	(2.8210)	(2.5534)	(0.3763)	3.5003	(5.3744)	(0.7921)
Basic diluted net income/(loss) per ADS attributable to ordinary shareholders of the Company	4.1356	(5.6420)	(5.1068)	(0.7526)	7.0006	(10.7488)	(1.5842)

Weighted-average number of ordinary shares used in computing diluted net income/(loss) per share	174,102,643	174,951,573	174,976,922	174,976,922	174,019,493	174,964,318	174,964,318
Diluted net income/(loss) per share attributable to ordinary shareholders of the Company	2.0536	(2.8210)	(2.5534)	(0.3763)	3.4769	(5.3744)	(0.7921)
Diluted net income/(loss) per ADS attributable to ordinary shareholders of the Company	4.1072	(5.6420)	(5.1068)	(0.7526)	6.9538	(10.7488)	(1.5842)

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from/(used in) operating activities	411,224	(655,588)	(1,029,107)	(151,672)	889,874	(1,684,695)	(248,293)
Net cash used in/(provided by) investing activities	(752,200)	(24,764)	454,017	66,914	(897,790)	429,253	63,264
Net cash provided by/(used in) financing activities	447,588	(345,590)	(469,907)	(69,256)	367,012	(815,497)	(120,190)
Effect of foreign exchange rate changes	(9,412)	(8,389)	(9,604)	(1,415)	(7,045)	(17,993)	(2,652)
Net increase/(decrease) in cash, cash equivalents and restricted cash	97,200	(1,034,331)	(1,054,601)	(155,429)	352,051	(2,088,932)	(307,871)
Cash, cash equivalents and restricted cash, beginning of period	4,356,408	3,870,834	2,836,503	418,048	4,101,557	3,870,834	570,490
Cash, cash equivalents and restricted cash, end of period	4,453,608	2,836,503	1,781,902	262,619	4,453,608	1,781,902	262,619

*	Given the Company’s diversified revenue streams, Network and marketing services and Technology services are now separately presented from Other revenue, with the remaining balance classified as Others. Comparative figures for the prior period have been restated.

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures

(in thousands, except for number of borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2026
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	20,347,799	8,910,760	6,302,596	928,888	35,585,722	15,213,356	2,242,171
Number of borrowers	1,637,912	531,500	424,489	424,489	2,466,710	832,248	832,248
Remaining principal of performing loans	31,220,078	21,603,502	15,107,343	2,226,547	31,220,078	15,107,343	2,226,547
Cumulative number of insurance clients	1,681,888	2,357,951	2,712,793	2,712,793	1,681,888	2,712,793	2,712,793
Number of insurance clients	118,747	397,854	452,962	452,962	187,833	789,960	789,960
Gross written premiums	850,080	822,991	838,859	123,633	1,651,878	1,661,850	244,926
First year premium	440,353	536,332	532,946	78,547	852,850	1,069,278	157,592
Renewal premium	409,727	286,659	305,913	45,086	799,028	592,572	87,334

Segment Information

Credit solution business:
Revenue	1,489,587	795,746	777,638	114,610	2,784,067	1,573,384	231,888
Sales and marketing expenses	332,405	80,760	82,462	12,154	593,308	163,222	24,056
Origination, servicing and other operating costs	105,617	140,143	116,554	17,178	246,240	256,697	37,832
Allowance for contract assets, receivables and others	216,260	174,866	502,956	74,127	368,372	677,822	99,899
Provision for contingent liabilities	385,674	632,219	233,289	34,382	796,437	865,508	127,560

Insurance brokerage business:
Revenue	58,137	87,160	67,296	9,918	129,597	154,456	22,764
Sales and marketing expenses	2,731	2,388	20,922	3,083	5,526	23,310	3,435
Origination, servicing and other operating costs	52,683	54,475	69,044	10,176	134,123	123,519	18,205
Allowance for contract assets, receivables and others	564	(117)	107	16	(14)	(10)	(1)

Others:
Revenue	104,376	32,234	45,045	6,639	292,962	77,279	11,389
Sales and marketing expenses	10,030	30,421	23,479	3,460	23,284	53,900	7,944
Origination, servicing and other operating costs	2,559	2,934	4,010	591	5,234	6,944	1,023
Allowance for contract assets, receivables and others	45	188	107	16	(1,949)	295	43

Reconciliation of Adjusted EBITDA
Net income/(loss)	357,540	(494,714)	(449,615)	(66,265)	605,046	(944,329)	(139,177)
Interest income and investment income, net	(24,598)	(13,816)	(24,727)	(3,644)	(48,804)	(38,543)	(5,681)
Income tax expense/(benefit)	63,877	37,024	25,058	3,693	90,223	62,082	9,150
Depreciation and amortization	2,643	3,561	3,711	547	4,940	7,272	1,072
Share-based compensation	6,932	2,071	1,821	269	9,119	3,892	574
Fair value adjustments related to digital assets and financial investments	(54,979)	129,059	103,064	15,190	15,845	232,123	34,210
Adjusted EBITDA	351,415	(336,815)	(340,688)	(50,210)	676,369	(677,503)	(99,852)
Adjusted EBITDA margin	21.3%	-36.8%	-38.3%	-38.3%	21.1%	-37.5%	-37.5%

Delinquency Rates

	1-30 days	31-60 days	61-90 days

December 31, 2022	1.7%	1.2%	1.1%
December 31, 2023	2.0%	1.4%	1.2%
December 31, 2024	1.6%	1.2%	1.1%
December 31, 2025	3.4%	3.0%	2.8%
March 31, 2026	2.5%	2.7%	3.2%
June 30, 2026	2.5%	2.0%	2.4%

90+ Days Delinquency Rates by Vintage

Loan Issued	Month on Book
Period	4	6	8	10	12	14	16	18	20	22	24
2022Q1	0.6%	2.0%	3.1%	3.9%	4.5%	4.7%	4.6%	4.6%	4.5%	4.5%	4.4%
2022Q2	0.5%	1.7%	2.9%	3.7%	4.2%	4.4%	4.3%	4.3%	4.2%	4.2%	4.1%
2022Q3	0.5%	2.1%	3.4%	4.2%	4.7%	5.0%	4.9%	4.9%	4.8%	4.7%	4.7%
2022Q4	0.7%	2.5%	3.8%	4.8%	5.5%	5.8%	5.8%	5.7%	5.6%	5.5%	5.4%
2023Q1	0.5%	2.3%	3.9%	5.0%	5.8%	6.1%	6.0%	5.9%	5.8%	5.7%	5.6%
2023Q2	0.6%	2.8%	4.7%	6.1%	6.8%	7.1%	7.0%	6.9%	6.8%	6.7%	6.6%
2023Q3	0.8%	3.5%	5.6%	7.0%	7.7%	7.9%	7.9%	7.7%	7.6%	7.5%	7.5%
2023Q4	0.7%	3.4%	5.6%	6.8%	7.4%	7.6%	7.6%	7.4%	7.3%	7.3%	7.2%
2024Q1	0.6%	3.0%	4.8%	5.9%	6.6%	6.8%	6.8%	6.7%	6.6%	6.6%	6.5%
2024Q2	0.6%	2.4%	4.0%	5.1%	5.8%	6.1%	6.1%	6.0%	5.9%	5.8%	5.8%
2024Q3	0.5%	2.2%	3.7%	4.7%	5.4%	5.8%	5.8%	5.7%	5.7%	5.5%
2024Q4	0.6%	2.2%	3.8%	4.9%	5.9%	6.4%	6.4%	6.3%	6.0%
2025Q1	0.6%	2.3%	4.2%	6.0%	7.2%	7.8%	7.4%
2025Q2	0.8%	3.5%	6.6%	8.9%	10.0%	9.4%
2025Q3	1.1%	4.8%	8.0%	10.0%
2025Q4	1.1%	4.3%	7.6%
2026Q1	0.7%

*	The 90+ days delinquency rate by vintage refers to the outstanding principal balance of loans facilitated over a specified period that are more than 90 days past due, as a percentage of the total loans facilitated during that same period. Loans originating outside mainland China are excluded from the calculation.